PEPCO HOLDINGS, INC.
REVISED AND RESTATED
EXECUTIVE AND DIRECTOR DEFERRED COMPENSATION PLAN

I.   INTRODUCTION

Potomac Electric Power Company ("Pepco") established the Potomac Electric Power

Company Executive Deferred Compensation Plan (the "Pepco plan"), effective November 18,

1982, to enable certain executives to supplement their retirement income by deferring the receipt

of compensation for services performed while the plan was in effect. The Pepco plan was

amended from time to time thereafter, including an amendment to make Directors eligible to

participate in the plan. On March 13, 2002, further amendments were authorized to the Pepco

plan to recognize the intent to consummate a transaction (the "Merger") by which Pepco and

Conectiv, Inc. ("Conectiv") will become wholly owned subsidiaries of Pepco Holdings, Inc. (the

"Company" or "Pepco Holdings") and, for the near term future, to maintain for the benefit of the

executives of Pepco Holdings and its subsidiaries, the level of benefits provided to such

executives prior to the Merger. Such amendments include authorization to name Pepco Holdings

as the sponsor of the plan; to change the name of the Pepco plan to reflect the change in plan

sponsorship to amend the definition of "executive" eligible to participate in the plan; to add an

in-service withdrawal feature to the plan; and to provide an investment option which credits a

participant's account with increases or decreases in value attributable to phantom units of Pepco

Holdings Common Stock, together with any dividends or stock reinvestment rights associated

with the designated units. The plan was thereafter amended to comply with Section 409A of the

Internal Revenue Code and regulations issued thereunder. The Plan is restated herein and is

known as the Pepco Holdings, Inc. Executive and Director Deferred Compensation Plan. (the "Plan").

II. DEFINITIONS

2.01 "Account" means the bookkeeping account maintained by the Company (i) for each participating Executive and (ii) for each participating Director, which is credited with the Executive's or the Director's Deferred Compensation, as the case may be, and with additional amounts in the nature of interest and which is debited to reflect benefit distributions. Effective as of January 1, 2005, each Account shall be divided into two (2) subaccounts. The first subaccount shall reflect the vested balance of such Account as of December 31, 2004, adjusted to reflect (i) subsequent earnings or losses attributable to the hypothetical investment options in which such subaccount is deemed invested and (ii) any distributions made from such subaccount. The second subaccount shall reflect (i) all contributions made to the account on and after January 1, 2005, (ii) any amounts which had been credited to the account prior to January 1, 2005 but which first became vested on or after January 1, 2005, (iii) all earnings or losses attributable to the hypothetical investment options in which such subaccount is deemed vested, and (iv) any distributions made from such subaccount.

2.02 "Agreement" means the Participation Agreement executed by the Company and an Executive or a Director, as the case may be, which designates the amount of the Executive's or the Director's Deferred Compensation, the time and manner of benefit distributions, and the Executive's or the Director's Beneficiary.

2.03 "Beneficiary" means any person designated by a participating Executive or a participating Director to receive benefits under the Plan in the event of the Executive's or the Director's death prior to the completion of all benefit payments under the Plan. An Executive's

or a Director's Agreement, as the case may be, may designate more than one Beneficiary or may designate primary and contingent Beneficiaries.

2.04   "Board of Directors" means the Board of Directors of Pepco Holdings, Inc.

2.05   "Deferred Compensation" means any remuneration which would otherwise be currently payable to the Executive or the Director, but which the Executive or the Director irrevocably agrees to receive on a deferred basis in accordance with the terms of the Plan.

2.06   "Director" means a member of the Board of Directors.

2.07   "Executive" means such employee of any Pepco Holdings subsidiary as designated by the Chief Executive Officer of Pepco Holdings (the Chief Executive Officer to be designated by the Board).

2.08   "Human Resources Committee" shall mean that Committee comprised of members of the Board of Directors, which governs the development of personnel policies for the Company.

2.09 "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended.

2.10   "Normal Compensation" with respect to an Executive means the amount of salary that would be payable to an Executive for the twelve (12) month period commencing on the first day of any Plan Year if the Executive were not participating hereunder. "Normal Compensation" with respect to a Director means the amount of retainer/fees that would be payable to a Director for the twelve (12) month period commencing on the first day of any Plan Year if the Director were not participating hereunder.

2.11   "Plan Year" means the twelve-month period commencing on July 1 of each calendar year and ending on June 30 of the following calendar year. Notwithstanding the above,

the time period between July 1, 2005 and December 31, 2005 shall be treated as a separate Plan Year and effective as of January 1, 2006, the Plan Year shall constitute the calendar year.

2.12   "Retirement" with respect to an Executive means the date following an Executive's Separation from Service on which the payment of benefits to the Executive commences under the principal tax-qualified defined benefit pension plan of Pepco Holdings or one of its subsidiaries in which the Executive participates (the "Applicable Defined Benefit Pension Plan") by reason of the Executive having attained normal or early retirement age under that plan. In the event that an Executive is not entitled to receive benefits under that plan following Separation from Service, "Retirement" means Separation from Service and attainment of age sixty-five (65). "Retirement" with respect to a Director means Separation from Service and attainment of age sixty-five (65).

2.13   "Separation from Service" means an Executive's termination of employment with the Company and any of its subsidiaries or a Director's cessation of participation on the Board of Directors. An Executive who terminates regular employment or a Director who discontinues participation on the Board of Directors and who thereafter performs consulting services for the Company on a part-time basis will nonetheless be deemed to have had a Separation from Service at the date of termination of regular employment or the date of discontinuance of participation on the Board of Directors, as the case may be.

2.14   "Unforeseen Financial Emergency" means a severe financial hardship to the Executive or Director resulting from an illness or accident of the Executive or Director, the Executive or Director's spouse, or a dependent (as defined in Section 152(a) of the Internal Revenue Code) of the Executive or Director, loss of the Executive or Director's property due to

casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Executive or Director.

III.   <u>PARTICIPATION</u>

3.01   An Executive or a Director may execute an Agreement and become a participant in the Plan prior to the first day of any Plan Year. Except as set forth in Section 5.02, an Executive's or a Director's Agreement for a Plan Year may not be amended or revoked once that Plan Year has commenced, provided that a participating Executive or a participating Director may at any time change his Beneficiary designation by providing written notice of such change to the Company. Notwithstanding the above, any election to participate in the Plan in respect of the short Plan Year beginning July 1, 2005 and ending December 31, 2005 must be made prior to March 15, 2005.

3.02   An Executive's or a Director's Agreement shall relate to (i) compensation for services performed during the Plan Year to which it relates, (ii) benefit entitlements otherwise payable in connection with prior deferrals pursuant to Section 5.01 of the Potomac Electric Power Company Director and Executive Deferred Compensation Plan, (iii) other remuneration approved by the Board of Directors as eligible to be deferred under the Plan, provided that such Agreement shall be entered into prior to payment of such compensation to the Executive or the Director, as the case may be, or (iv)other remuneration approved by the Board of Directors as eligible to be credited under the Plan by way of a transfer of a deferred compensation entitlement to this Plan from any other nonqualified deferred compensation program maintained by the Company. Notwithstanding the above, any Agreement entered into on or after January 1, 2005 shall be structured so as to comply with the timing of election rules contained in Section

409A(a)(4) of the Internal Revenue Code, as interpreted by the Internal Revenue Service through any proposed or final Regulation or other guidance.

IV. **DEFERRAL OF COMPENSATION - EXECUTIVE AND DIRECTOR RULES**

4.01   The deferral of compensation for an Executive shall be made in accordance with the following provisions.

A.   Each Plan Year, the Executive may elect any or all of the following five options for deferring compensation, to the extent applicable:

Option 1 – The Executive may elect to defer an amount of Normal Compensation. The Agreement may specify that the Executive's salary will be reduced by the amount of the Deferred Compensation on a ratable basis throughout the Plan Year or that the Executive's salary will be reduced by a specified amount or amounts in a specified month or months of the Plan Year.

Option 2.

A. - The Executive may elect to defer the difference between (i) the lesser of (a) the dollar limitation then in effect pursuant to Section 402(g)(1)(B) of the Internal Revenue Code and (b) six percent (6%) of his compensation, as defined in the principal tax-qualified defined contribution savings plan of Pepco Holdings or one of its subsidiaries in which the Executive participates (the "Applicable Savings Plan"), and (ii) the amount of pre-tax contributions he is permitted to make under the Applicable Savings Plan. Under this Option 2A., the Executive's salary will be reduced by the amount of Deferred Compensation at the same time and in the same amounts as if such reduction

was governed by the election then in effect for the Executive under the Applicable Savings Plan.

B. - Under this Option 2B., the Executive may also elect to defer up to the difference between (i) six percent (6%) of his compensation and (ii) the dollar limitation then in effect pursuant to Section 402(g)(1)(B) of the Internal Revenue Code. For the 2005 Plan Year, any election made by a Participant which involves Option 2 will be construed and applied by reference to these two subelection formats.

Option 3 - The Executive may elect to defer such other compensation which would otherwise be paid to the Executive during the Plan Year provided such compensation has been approved by the Board of Directors in its sole discretion as eligible to be deferred under the Plan.

Option 4 - Subject to the prior approval of the Board of Directors, which approval may be granted or withheld in the sole discretion of the Board of the Directors, the Executive may elect to have the Executive's Account under this Plan credited with a deferred compensation entitlement attributable to any other nonqualified deferred compensation program maintained by the Company, provided that such transfer will be accompanied by a corresponding elimination of the Company's obligation under such other deferred compensation arrangement and provided further that no such transfer will be permitted with respect to any deferred compensation entitlement which would otherwise become payable to the Executive under the terms of such other nonqualified deferred compensation program within the same calendar year as the year of the proposed

transfer. Each Executive who elects Deferred Compensation with respect to a

Plan Year shall specify in his Agreement for such Plan Year the Option or

Options which shall apply for such Plan Year.

B.   The Company will credit the Deferred Compensation to the Account of

each participating Executive as of the day such amount would have been paid to the Executive if

the Executive's Agreement had not been in effect. The Executive may elect to have the

Company credit, on a monthly basis all Deferred Compensation into the Executive's Account

with an amount in the nature of interest at either (i) the prime rate quoted by the Chase

Manhattan Bank, N.A. (the "Prime Rate"), as of the last day of the month; (ii) a rate equal to the

rate of return with respect to any one or a combination of the investment funds selected by the

Human Resources Committee (an "Investment Fund Rate"), or (iii) a combination of the Prime

Rate and an Investment Fund Rate. The Prime Rate or the appropriate Investment Fund Rate(s)

shall be credited to the Executive's Account as of the last day of each calendar month based on

the daily balances in the Account which are to be adjusted with respect to the Prime Rate or each

designated Investment Fund, as the case may be. The crediting of such interest on a monthly

basis shall continue until such balance in the Executive's Account has been reduced to zero by

reason of benefit payments under the Plan.

The Executive may also elect to have the investment return applicable to all or

part of any Deferred Compensation credited to the Executive's Account determined by reference

to phantom shares of Pepco Holdings Common Stock ("Common Stock"). In order to initially

determine the number of shares of Common Stock which will serve as the basis for adjusting the

value of an Executive's account, the full amount of Deferred Compensation to be credited with

an investment return based upon phantom shares shall be divided by the average of the high and

low sales prices of the Common Stock on the New York Stock Exchange, Inc. on the second business day prior to the date upon which the Executive's Account is to be credited with such Deferred Compensation. The resulting number will represent the number of phantom shares to be credited to such Executive's Account. For purposes of determining the value of the Executive's Account which is attributable to phantom shares, each phantom share shall be deemed to have a value of one share of Common Stock and any time a dividend payment is made with respect to a share of Common Stock, an equivalent amount shall be added to the account of the Executive with respect to each phantom share then credited to the Account. All such dividend equivalent amounts added to the Executive's Account shall be expressed in the form of phantom shares or fractions thereof.

C.   If the Executive elects Option 2A., the Company shall credit the Executive's Account with a Matching Company Credit equal in value to the percentage of Deferred Compensation elected by the Executive under Option 2A. which would have been matched by the Company if the Executive had contributed such Deferred Compensation to the Applicable Savings Plan. The Matching Company Credit shall be made to the Executive's Account at the same time as the corresponding Deferred Compensation is credited to the Executive's Account pursuant to Option 2A. provided that the aggregate match credited to the Executive's Account due to Deferred Compensation elected by the Executive under Option 2A. plus the match credited to the Executive under the Applicable Savings Plan shall not exceed the dollar limitation then in effect pursuant to Section 402(g)(1)(B) of the Internal Revenue Code.

In addition, if the Executive elects Option 2B., the Company shall credit the Executive's Account with a Matching Company Credit equal in value to the percentage of

Deferred Compensation elected by the Executive under Option 2B., based upon the matching rate then being applied in the Applicable Savings Plan.

D. The Company shall furnish each participating Executive with an annual report showing the balance in the Executive's Account as of June 30 of each year. Effective as of December 31, 2005, the annual report will be prepared as of the December 31st of each calendar year.

4.02 The deferral of Normal Compensation for a Director shall be made in accordance with the following provisions:

A. Each Plan Year or until the Director provides written notification of cancellation of a previous election, each Director may elect to defer an amount of retainer/fees constituting such Director's Normal Compensation. The Agreement may specify that the Director's retainer/fees will be reduced by the elected amount of the Deferred Compensation on a ratable basis throughout the Plan Year or that the Director's retainer/fees will be reduced by a specified amount or amounts in a specified month or months of the Plan Year. In addition, subject to the prior approval of the Board of Directors. which approval may be granted or withheld in the sole discretion of the Board of Directors, a Director may elect to have the Director's Account under this Plan credited with a deferred compensation entitlement attributable to any other nonqualified deferred compensation program maintained by the Company, provided that such transfer will be accompanied by a corresponding elimination of the Company's obligation under such other deferred compensation arrangement and provided further that no such transfer will be permitted with respect to an deferred compensation entitlement which would otherwise become payable to the Director under the terms of such other

nonqualified deferred compensation program within the same calendar year as the year of the proposed transfer.

B. The Company will credit the Deferred Compensation to the Account of each participating Director as of the day such amount would have been paid to the Director if the Director's Agreement had not been in effect. All retainer fees and other Director fees which would have been paid to the Director in the form of shares of Company Stock had no deferral election been made will be credited to the Director's Account in the form of phantom stock. In addition, a Director may elect to have any Deferred Compensation which would otherwise have been paid to the Director in the form of cash had no deferral election been made also expressed in the form of phantom stock by so advising the Human Resources Committee as part of the Director's Agreement. The full amount of Deferred Compensation to be credited in the form of phantom shares shall be divided by the average of the high and low sale prices of the Common Stock on the New York Stock Exchange. Inc. on the second business day prior to the date upon which the Director's Account is to be credited with such Deferred Compensation. The resulting number will represent the number of phantom shares to be credited to such Director's Account. For purposes of determining the value of the Director's Account which is attributable to phantom shares, each phantom share shall be deemed to have a value of one share of Common Stock and any time a dividend payment is made with respect to a share of Common Stock, an equivalent amount shall be added to the account of the Director with respect to each phantom share then credited to the Account. All such dividend equivalent amounts added to the Director's Account shall be expressed in the form of phantom shares or fractions thereof.

With respect to any Deferred Compensation credited to the Account of a Director which is not credited in the form of phantom shares, the Company will, in addition, credit the

Director's Account on a monthly basis with an amount in the nature of interest at a rate equal to the rate of return with respect to any one or a combination of the investment funds selected by the Human Resources Committee (an investment Fund Rate"). The appropriate rate or rates of interest shall be credited to the Director's Account as of the last day of each calendar month based on the daily balances in the Account attributable to each designated investment fund, and the crediting of such interest on a monthly basis shall continue until such balance in the Director's Account has been reduced to zero by reason of benefit payments under the Plan.

C.   The Company shall furnish each participating Director with an annual report showing the balance in the Director's Account as of June 30 of each year. Effective as of December 31, 2005, the annual report will be prepared as of the December 31st of each calendar year.

D.   The Company may establish and may amend, from time to time, a procedure pursuant to which a Director may prospectively modify the manner in which his Account is credited with an investment return, as between the alternatives of phantom shares and such other investments as may be provided for by the Plan from time to time.

V.   **PAYMENT OF BENEFITS**

5.01   Except as otherwise provided in this Article V. the payment of benefits to a participating Executive shall commence as of the date specified by the Executive in the Executive's Agreement under one of the following options: (i) on the date of commencement of benefits under the Applicable Defined Benefit Pension Plan in which the Executive participates; (ii) on January 31 of the calendar year following the year of the Executive's Retirement: (iii) on the first day of the month following the Executive's Separation from Service; (iv) on January 31 of calendar year following Separation from Service; (v) on January 31 of the calendar year

following the later of the year of the Executive's Separation from Service or attainment of an age specified in the Agreement; or (vi) on January 31 of the calendar year specified in the Agreement, which may not be earlier than the second calendar year following the calendar year which includes the first day of the Plan Year for which the Agreement is made. Except as otherwise provided in this Article V, the payment of benefits to a participating Director shall commence as of the date specified by the Director in the Director's Agreement under one of the following options: (i) on the first day of the month following the Director's Separation from Service; (ii) on January' 31 of the calendar year following the year of the Director's Separation from Service; (iii) on January 31 of the calendar year following the later of the year of the Director's Separation from Service or attainment of an age specified in the Agreement; or (iv) on January 31 of the calendar year specified in the Agreement, which may not be earlier than the second calendar year following the calendar year which includes the first day of the Plan Year for which the Agreement is made. Notwithstanding the above, if an individual who then qualifies as a "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code, incurs a Separation from Service for any reason other than death and becomes entitled to a distribution from this Plan, as a result of such Separation from Service, no distribution otherwise payable to such specified employee during the first six (6) months after the date of such Separation from Service, shall be paid to such specified employee until the date which is one day after the date which is six (6) months after the date of such Separation from Service (or, if earlier, the date of death of the specified employee). No amount of a participating Executive's benefits which are subject to the provisions of Section 409A of the Internal Revenue Code shall be payable in accordance with Option (1) above which refers to the date of commencement of benefits under the Applicable Defined Benefit Pension Plan. Instead, such

amounts subject to the provisions of Section 409A of the Internal Revenue Code shall instead be paid pursuant to such other Option as may have been elected by the participating Executive and, in the absence of the election of another such Option, shall be paid as of the first day of the month following the Executive's Separation from Service.

5.02   As specified in the Executive's or the Director's Agreement, as the case may be, benefits shall be paid (i) in a lump sum amount equal to the Executive's or the Director's Account balance as of the benefit commencement date, or (ii) in a series of approximately equal monthly or annual installments, as computed by the Company, over a period of between two (2) and fifteen (15) years with the final payment equaling the then remaining balance in the Executive's or the Director's Account. If annual installments are elected by the Executive or the Director, such annual installments shall be payable on the benefit commencement date and each succeeding January 31 during the payment period. Notwithstanding a specification of installment payments in an Executive's or Director's Agreement, as the case may be, if the balance in the Executive's or the Director's Account as of the benefit commencement date is less than one thousand dollars ($1,000.00), the Company shall instead make a lump sum payment of that amount on that date. The time for payment of benefits to an Executive or a Director may be modified by the Executive or Director by the filing of a written election prior to the beginning of the calendar year in which benefits would otherwise become payable under the existing Agreement. Notwithstanding the above, any delay in the time and any change in the form of a distribution from this Plan of an amount which is subject to Section 409A (i) may not take effect until at least 12 months after the date the election is made, (ii) must involve a further deferral of not less than five (5) years from the date such payment would otherwise be made (except for a payment made due to the death, disability or Unforeseen Financial Emergency of the electing

Executive or Director, as the case may be, and (iii) must be made, in the case of payments otherwise scheduled to be made at a specified time or pursuant to a fixed schedule, at least 12 months prior to the date such payments were originally scheduled to be made.

5.03   An Executive may apply to the Human Resources Committee for early distribution of all or any part of his Account which is not subject to Section 409A. Any such early distribution shall be made in a single lump sum, provided that ten percent (10%) of the amount withdrawn in such early distribution shall be forfeited prior to payment of the remainder to the Executive. An Executive may not elect an early distribution hereunder if he has received an early distribution or a distribution under Section 5.05 within the previous twelve (12) months. In the event an Executive's early distribution is submitted within sixty (60) days after a Change in Control (as may be defined in an agreement between the Executive and the Company or in a plan in which the Executive participates) or an elimination of an investment alternative under the Plan that the Human Resources Committee determines is a substantial detriment to the Executive, the forfeiture penalty shall be reduced to five percent (5%).

5.04   In the event that a participating Executive or a participating Director dies before the benefit commencement date, the Company shall make benefit payments to the Executive's or the Director's Beneficiary or Beneficiaries in an aggregate amount equal to twice the balance credited to the Account of the participating Executive or participating Director, as the case may be, immediately prior to such individual's death. An amount equal to Account balance will be paid on the first of the month following the Executive's or the Director's death and the remaining amount of the death benefit will commence as of January 31 of the calendar year following the Executive's or the Director's death in accordance with the method of payment under Section 5.02 specified in the Executive's or the Director's Agreement. In the event that a participating

Executive or a participating Director dies after the benefit commencement date, any remaining benefit payments shall be paid to the Executive's or the Director's Beneficiary or Beneficiaries. In the event that no Beneficiary survives the Executive or the Director, an amount equal to the remaining balance in the Executive's or Director's Account (or two times the Account balance if death occurs prior to the benefit commencement date) shall be paid to the estate of the Executive or the Director, as the case may be, in a lump sum within thirty (30) days following the date on which the Company is notified of the Beneficiary's death.

5.05 Notwithstanding the foregoing, the Company may at any time make a lump sum payment to an Executive or Director (or surviving Beneficiary) equal to part or all of the balance in the Executive's or Director's Account, as the case may be, upon a showing of a financial emergency caused by circumstances beyond the control of the Executive or Director (or surviving Beneficiary) which would result in serious financial hardship if such payment were not made. The determination whether such emergency exists shall be made in the sole discretion of the Board of Directors of the Company, the amount of the payment shall be limited to the amount necessary to meet the financial emergency, and any remaining balance in the Executive's or Director's Account shall be paid at the time and in the manner otherwise set forth in the Executive's or Director's Agreement, as the case may be.

5.06 In the event that a participating Executive or Director ceases to be an employee or Director of the Company and becomes a proprietor, officer, partner, employee, or otherwise becomes affiliated with any business or entity that is in competition with the Company, or becomes employed by any governmental agency' having jurisdiction over the affairs of the Company, the Company reserves the right in the sole discretion of its Board of Directors to make an immediate lump sum payment to the Executive or the Director in an amount equal to the

balance in the Executive's or the Director's Account at that time, to the extent that such payment is permitted under Section 409A of the Code.

5.07   If an Executive or a Director has entered into two (2) or more Agreements with respect to different Plan Years which specify different benefit commencement dates under Section 5.01 or different methods of payment under Section 5.02, the Company will separately account for the Deferred Compensation attributable to each such Agreement and distribute the amounts covered by each Agreement in accordance with the terms thereof.

VI.   RIGHTS OF PARTICIPATING OFFICERS AND BENEFICIARIES

6.01   Nothing contained in this Plan or any Agreement and no action taken hereunder shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Executive, any Director, any Beneficiary or any other person; provided the Company has established a grantor trust (Trust No. 3 originally executed on November 28, 2001) to hold assets to secure the Company's obligations to participants under the Plan if the establishment of such a trust does not result in the Plan being "funded" for purposes of the Internal Revenue Code. Except to the extent provided through a grantor trust established under the provisions of the preceding sentence, any compensation deferred under the Plan shall continue for all purposes to be a part of the general funds of the Company and to the extent that any person acquires a right to receive payments from the Company under this Plan, such right shall be no greater than the right of any unsecured general creditor of the Company.

6.02   The right of any Executive, Director, Beneficiary, or other person to receive benefits under the Plan may not be assigned, transferred, pledged or encumbered except by will or the laws of descent and distribution, nor shall it be subject to attachment or other legal process of whatever nature.

6.03   If the Company finds that an person to whom any payment is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, any payment due (unless a prior claim therefor shall have been made by a duly appointed guardian, committee or other legal representative) may be paid to the spouse, a parent, or a brother or sister, or to any person deemed by the Company to have incurred expense for the person who is otherwise entitled to payment.

VII. MISCELLANEOUS

7.01   This Plan may be amended, suspended or terminated at any time by the Company provided, however, that no amendment, suspension or termination shall have the effect of impairing the rights of (i) participating Executives or their Beneficiaries or (ii) participating Directors or their Beneficiaries with respect to amounts credited to their Accounts before the date of the amendments, suspension or termination.

7.02   To the extent required by law, the Company' shall withhold federal or state income or payroll taxes from benefit payments hereunder and shall furnish the recipient and the applicable governmental agency or agencies with such reports, statements, or information as may be legally required in connection with such benefit payments.

7.03   This Plan and all Agreements hereunder shall be construed in accordance with and governed by the laws of the District of Columbia.

IN WITNESS WHEREOF, the Company has caused this version of the Plan to be signed on October 31, 2008 which version reflects all modifications made to the Plan through such date of execution.

ATTEST   Pepco Holdings, Inc.

By: /s/ ELLEN S. ROGERS   /s/ D. R. WRAASE
         Secretary   Chief Executive Officer